

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

April 16, 2010

Via U.S. Mail and Fax (410) 581-8070

Mr. Michael S. McDevitt
Chief Executive Officer
Medifast, Inc.
11445 Cronhill Drive
Owing Mills, MD 21117

> **Re:** **Medifast, Inc.**
> **Item 4.01 Form 8-K**
> **Filed April 16, 2010**
> **File No. 0-23016**

Dear Mr. McDevitt:

We have reviewed your Item 4.01 Form 8-K and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 4.01 Form 8-K filed April 16, 2010

1.   Please amend your Form 8-K filed April 16, 2010 to comply with the specific requirements under Item 304 of Regulation S-K. Also, please note the requirement to request your former accountant to furnish you with a letter addressed to the Commission stating whether they agree with the statements made by you in response to Item 304(a) and, if not, stating the respects in which they do not agree. You are also required to file your former accountant's letter as an exhibit to this report.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;
· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call Bob Carroll at (202) 551-3362, or myself at (202) 551-3461.

Sincerely,

/s/ Chris White

Chris White
Branch Chief